SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Amendment No. 1*)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Molecular Insight Pharmaceuticals, Inc.

(Name of issuer)

Common Stock, $0.01 par value per share

(Title of class of securities)

60852M104

(CUSIP number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

(Name, address and telephone number of person authorized to receive notices and communications)

January 7, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7, for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60852M104
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,050,530
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,050,530
11.	Aggregate amount beneficially owned by each reporting person 2,050,530
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 7.6%
14.	Type of reporting person (see instructions) PN

CUSIP No. 60852M104
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,050,530
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,050,530
11.	Aggregate amount beneficially owned by each reporting person 2,050,530
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 7.6%
14.	Type of reporting person (see instructions) OO

CUSIP No. 60852M104
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,848,724
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,848,724
11.	Aggregate amount beneficially owned by each reporting person 1,848,724
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 6.9%
14.	Type of reporting person (see instructions) PN

CUSIP No. 60852M104
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,050,530
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,050,530
11.	Aggregate amount beneficially owned by each reporting person 2,050,530
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 7.6%
14.	Type of reporting person (see instructions) OO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2010 (the “Schedule 13D”) by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), QVT Financial GP LLC, a Delaware limited liability company, QVT Fund LP, a Cayman Islands limited partnership, and QVT Associates GP LLC, a Delaware limited liability company (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Stock” or the “Shares”) of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the “Company” or the “Issuer”). This Amendment No. 1 is being filed for the reasons set forth in Item 4 below. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 2.	Identity and Background

The third paragraph of clauses (a) - (c) of Item 2 is hereby deleted in its entirety and the fifth paragraph of clauses (a) - (c) of Item 2 is hereby amended and restated in its entirety as follows:

As further described in Item 4, the Reporting Persons are engaged in discussions with certain other stakeholders of the Company (the “Other Stakeholders”) regarding certain restructuring proposals (the “Company Proposals”) presented by the Company to its Stakeholders on June 21, 2010. The Other Stakeholders are Taconic Opportunity Fund LP, McDonnell Loan Opportunity Fund Ltd., Highland Capital Management, L.P. and Pioneer Floating Rate Trust. The Reporting Persons and one or more of the Other Stakeholders collectively hold approximately $200 million in principal amount of the Company’s Senior Secured Floating Rate Bonds due 2012. The Reporting Persons and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group. The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

Item 4.	Purpose of Transaction

The fourth paragraph of Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons and/or any of the Other Stakeholders may engage in discussions with the Company’s Board of Directors, officers, stockholders or third parties with respect to the Company’s financial condition, the Company Proposals, alternative strategies to maximize stockholder value, additional or alternate plans or proposals to refinance or restructure the Company’s indebtedness and/or methods to improve the Company’s governance and may discuss or take such other actions with respect to the investments in the Company made by the Reporting Persons or the Other Stakeholders as each such person may determine to be necessary or appropriate. The Reporting Persons and the Other Stakeholders delivered to the Company (a) a written response (the “Written Response”) to the Company Proposals on June 27, 2010, the date of the event that required the filing of the Schedule 13D, and various subsequent amendments, modifications and revisions of the Written Response thereafter and (b) a modified written response (the “Modified Written Response”) to the Company Proposals on January 7, 2011, the date of the event that required the filing of Amendment No. 1 to the Schedule 13D. The Written Response and the subsequent amendments, modifications and revisions thereto contemplated, among other things, a deleveraging of the Company through a debt for equity exchange. The Modified Written Response contemplates, among other things, (a) a deleveraging of the Company through a debt for equity exchange and (b) a delisting of the Company’s Common Stock and a deregistering of the Company’s securities under the Securities and Exchange Act of 1934. The Reporting Persons and the Other Stakeholders have discussed and expect to continue to discuss the Modified Written Response with the Company.

Item 5.	Interest in Securities of the Issuer

The fourth paragraph of clauses (a) and (b) of Item 5 is hereby amended and restated in its entirety as follows:

Each of the Covered Persons, each of whom is a managing member of QVT Financial GP LLC, expressly disclaims beneficial ownership of the Common Stock reported herein as beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The third paragraph of Item 6 is hereby amended and restated in its entirety as follows:

The Company presented the Company Proposals to the Reporting Persons and the Other Stakeholders on June 21, 2010. The Reporting Persons have evaluated the Company Proposals and discussed the Company Proposals with the Other Stakeholders since such date. The Reporting Persons and the Other Stakeholders delivered to the Company (a) the Written Response on June 27, 2010, the date of the event that required the filing of this Schedule 13D, and various subsequent amendments, modifications and revisions of the Written Response thereafter and (b) the Modified Written Response on January 7, 2011, the date of the event that required the filing of Amendment No. 1 to this Schedule 13D. The Written Response and the subsequent amendments, modifications and revisions thereto contemplated, among other things, a deleveraging of the Company through a debt for equity exchange. The Modified Written Response contemplates, among other things, (a) a deleveraging of the Company through a debt for equity exchange and (b) a delisting of the Company’s Common Stock and a deregistering of the Company’s securities under the Securities and Exchange Act of 1934. The Reporting Persons and the Other Stakeholders have discussed and expect to continue to discuss the Modified Written Response with the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2011

QVT FINANCIAL LP		QVT FUND LP

By:	QVT Financial GP LLC, its General Partner	By:	QVT Associates GP LLC, its General Partner

By:	/S/ NICHOLAS BRUMM	By:	/S/ NICHOLAS BRUMM
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/S/ OREN EISNER	By:	/S/ OREN EISNER
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/S/ NICHOLAS BRUMM	By:	/S/ NICHOLAS BRUMM
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/S/ OREN EISNER	By:	/S/ OREN EISNER
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: January 12, 2011

QVT FINANCIAL LP		QVT FUND LP

By:	QVT Financial GP LLC, its General Partner	By:	QVT Associates GP LLC, its General Partner

By:	/S/ NICHOLAS BRUMM	By:	/S/ NICHOLAS BRUMM
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/S/ OREN EISNER	By:	/S/ OREN EISNER
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/S/ NICHOLAS BRUMM	By:	/S/ NICHOLAS BRUMM
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/S/ OREN EISNER	By:	/S/ OREN EISNER
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory